Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 15, 2021

TO THE PROSPECTUS DATED JULY 2, 2021

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated July 2, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of single family housing properties;

•	to disclose the transaction price for each class of our common stock as of November 1, 2021;

•	to disclose the calculation of our September 30, 2021 net asset value (“NAV”) per share for each class of our common stock;

•	to update the “Selected Information Regarding Our Operations” section of the Prospectus; and

•	to update the “Experts” section of the Prospectus.

Single Family Housing Acquisitions

We recently acquired 66 single family homes in conjunction with our relationship with Sparrow for a total purchase price of $23.2 million. The properties acquired are located in various target markets throughout the

United States, including Arizona, Florida, Georgia, North Carolina, Tennessee, and Texas.

November 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2021 (and repurchases as of October 31, 2021) is as follows:

Transaction Price (per share)
Class T	$11.92
Class S	$11.81
Class D	$11.99
Class I	$11.95

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of September 30, 2021. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2021 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of September 30, 2021, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

VGN-NREIT-1021P

The following table provides a breakdown of the major components of our NAV as of September 30, 2021 ($ and shares in thousands):

Components of NAV	September 30, 2021
Investment in real property	$855,362
Investment in real estate-related assets	79,872
Investment in international affiliated funds	50,496
Cash and cash equivalents	226,669
Restricted cash	79,007
Other assets	5,537
Debt obligations	(271,850)
Subscriptions received in advance	(78,949)
Other liabilities	(15,422)
Stockholder servicing fees payable the following month(1)	(192)

Net Asset Value	$930,530
Net asset value attributable to preferred stock	129

NAV attributable to common stockholders	$930,401

Number of outstanding shares of common stock	77,252

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of September 30, 2021, we have accrued under GAAP approximately $16.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of September 30, 2021 ($ and shares in thousands, except per share data):

	Class T	Class S	Class D	Class I	Class N
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Total
Net asset value attributable to common stockholders	$83,048	$178,387	$41,070	$263,174	$364,722	$930,401
Number of outstanding shares	6,968	15,100	3,426	22,027	29,731	77,252

NAV per share as of September 30, 2021	$11.92	$11.81	$11.99	$11.95	$12.27

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2021 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type. Our single family homes are carried at cost in the month of acquisition, and the key assumptions for such property type will be included at the time of appraisal.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.02%	5.01%
Multifamily	6.37	4.70
Office	6.93	6.34
Healthcare	7.07	6.06
Single Family Housing	7.38	5.00

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Single Family Housing Investment Values
Discount Rate	0.25% decrease	+2.02%	+2.02%	+1.97%	+2.10%	+1.60%
(weighted average)	0.25% increase	(2.02)%	(1.97)%	(1.88)%	(2.21)%	(2.29)%
Exit Capitalization Rate	0.25% decrease	+3.59%	+3.79%	+2.68%	+2.78%	+2.43%
(weighted average)	0.25% increase	(3.30)%	(3.38)%	(2.33)%	(2.55)%	(3.68)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. This offering was declared effective by the SEC and commenced on July 2, 2021. As of the date hereof, we have issued and sold 16,255,586 shares of our common stock (consisting of 1,179,927 Class T shares, 6,875,908 Class S shares, 770,523 Class D shares, and 7,429,228 Class I shares) in this offering, resulting in gross offering proceeds of $186,883,300. We intend to continue selling shares in this offering on a monthly basis.

Selected Information Regarding Our Operations

The following disclosure supplements the subsection titled “Information Regarding Our Indebtedness” under the “Selected Information Regarding Our Operations” section of our prospectus.

On September 30, 2021, the Credit Agreement was amended to increase the Credit Facility to $335,000,000 in aggregate commitments, comprised of a $235,000,000 revolving facility and a senior delayed draw term loan facility in the aggregate amount of up to $100,000,000 (the “DDTL Facility”). Loans under the DDTL Facility may be borrowed in up to three advances, each in a minimum amount of $30,000,000. The Credit Facility will terminate, and all amounts outstanding thereunder will be due and payable in full, on September 30, 2024, with two additional one-year extension options held by our Operating Partnership, including the payment of an extension fee of 0.125% of the aggregate commitment. The DDTL Facility will mature, and all amounts outstanding thereunder will be due and payable in full, on September 30, 2026. Loans outstanding under the Credit Facility bear interest, at our Operating Partnership’s option, at either an adjusted base rate or an adjusted LIBOR rate, in each case, plus an applicable margin. The applicable margin ranges from 0.30% to 0.90% for Credit Facility borrowings for base rate loans, in each case, based on the total leverage ratio of our Operating Partnership and its subsidiaries. The applicable margin ranges from 1.30% to 1.90% for Credit Facility borrowings at the adjusted LIBOR rate, in each case, based on the total leverage ratio of our Operating Partnership and its subsidiaries. Loans outstanding under the DDTL Facility bear interest, at our Operating Partnership’s option, at either an adjusted base rate or an adjusted LIBOR rate, in each case, plus an applicable margin. The applicable margin ranges from 0.25% to 0.85% for DDTL Facility borrowings for base rate loans, in each case, based on the total leverage ratio of our Operating Partnership and its subsidiaries. The applicable margin ranges from 1.25% to 1.85% for DDTL Facility borrowings at the adjusted LIBOR rate, in each case, based on the total leverage ratio of our Operating Partnership and its subsidiaries. There is an unused fee of 0.15% if the usage is greater than or equal to 50% of the aggregate commitments and 0.25% of the usage is less than 50% of the aggregate commitments. There is a ticking fee on the DDTL Facility equal to 0.15% of the undisbursed portion of the DDTL Facility. An upfront fee of 40 basis points was payable at closing.

Pursuant to the Credit Agreement, our Operating Partnership has made certain representations and warranties and must comply with various covenants and reporting requirements customary for facilities of this type, including financial covenants relating to its minimum net asset value, leverage ratio, fixed charge coverage ratio, secured indebtedness, secured resource indebtedness, unsecured leverage ratio, unsecured interest coverage ratio and balance sheet debt yield. The Credit Agreement contains events of default customary for financings of this type. Upon the occurrence of an Event of Default (as defined in the Credit Agreement), the principal of, and all accrued interest on, the outstanding loans and notes, an amount equal to 105% of the stated amount of all letters of credit outstanding at the time of the occurrence of the Event of Default, and all of the other obligations, including but not limited to, the other amounts owed to the lenders and administrative agent under the Credit Agreement, shall become immediately due and payable, and the commitments and the obligations of the lenders to issue letters of credit shall immediately and automatically terminate.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of September 30, 2021 presented on page 2 of this Supplement under the section “September 30, 2021 NAV Per Share” has been prepared by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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